Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

FALCONSTOR SOFTWARE, INC.

____________________________________

FALCONSTOR SOFTWARE, INC., a corporation duly organized and existing under the General Corporation Law of the State Delaware (the “Corporation”), does hereby certify that:

1. The amendment to the Corporation’s Restated Certificate of Incorporation set forth below was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and has been consented to by the stockholders of the Corporation at a meeting called in accordance with Section 222 of the General Corporation Law of the State of Delaware.

2. Article FOURTH, subparagraph (A) of the Corporation’s Restated Certificate of Incorporation is amended to read in its entirety as follows:

“(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Eight-Hundred and Two Million (802,000,000) shares. Eight-Hundred Million (800,000,000) shares shall be Common Stock, par value $0.001 per share, and Two Million (2,000,000) shares shall be Preferred Stock, par value $0.001 per share.”

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 22nd day of June, 2018.

FALCONSTOR SOFTWARE, INC.

By:	/s/ Brad Wolfe
	Name:	Brad Wolfe
	Title:	Chief Financial Officer